

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2021

Michael Spellacy
Chief Executive Officer
Atlas Crest Investment Corp.
399 Park Avenue
New York, NY 10022

> **Re: Atlas Crest Investment Corp.**
> **Registration Statement on Form S-4**
> **Filed March 8, 2021**
> **File No. 333-254007**

Dear Mr. Spellacy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed March 8, 2021

Questions and Answers, page ix

1. Please address and highlight early in this section the changes in voting power and equity stake of current Atlas public stockholders as a result of the Business Combination, disclosing the percentage equity ownership and voting power current Archer shareholders will hold in New Archer. Make similar changes to the Summary.

Summary of the Proxy Statement/Prospectus
The Parties to the Business Combination, page 1

2. Please balance the disclosure in your summary by prominently disclosing the early development stage, history of losses and expectation of future losses for Archer. Also please briefly discuss the going concern language in Archer's auditor's report, as disclosed

on page 30.

Organizational Structure, page 10

3. Please revise the post-business combination structure diagram to disclose the respective percentage ownership and voting power of the four investor groups depicted therein.

Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 141

4. We note your disclosure related to adjustments (i) and (dd). Please revise your disclosure to explain why the amounts shown for these adjustments differ given that both adjustments reflect estimated Archer Founder Grant restricted stock unit compensation expense.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Archer
Critical Accounting Policies and Estimates
Stock-Based Compensation, page 194

5. Please provide us with additional detail explaining the basis for the grant date fair value of the common stock underlying stock options issued during 2020 and, if applicable, 2021. As part of your response, include detail regarding options issued by date of grant and explain any factors that resulted in changes in valuation. In addition, explain the reasons for differences between the valuations of your common stock at the grant date for options you issued and the valuation determined as part of your proposed business combination transaction.

Archer Aviation Inc.
Notes to Financial Statements
Note 3. Summary of Significant Accounting Policies
Fair Value of Common Stock, page F-13

6. We note that when determining the fair value of your common stock, you utilized valuations prepared by an independent third party. While you are not required to make reference to this third party, when you do you should also disclose the name of this expert and include the consent of the expert as an exhibit. Please revise accordingly. For additional guidance, refer to question 233.02 of the Compliance and Disclosure Interpretations regarding Securities Act Rules.

Note 6. Related Party Transactions
Partial Recourse Promissory Notes, page F-18

7. We note that you entered into partial recourse promissory note arrangements with

Archer's founders on November 21, 2020 which provided each of them with a partial recourse loan as consideration for the issuance of stock, which proceeds were used for the exercise of shares of common stock pursuant to option agreements issued to the founders on November 3, 2020. Revise your disclosure to more clearly explain these transactions and provide us with an explanation of your accounting treatment with citations to the relevant authoritative guidance.

Part II
Item 21 Exhibits and Financial Statements Schedules, page II-2

8.   Please file the following as exhibits to the registration statement:
     - the Registration Rights Agreement; and
     - a legal opinion regarding the legality of the securities being registered. See Item 601(b)(5)(i) of Regulation S-K.

9.   Please tell us how you considered filing the various agreements you discuss under "Material Agreements" on pages 184 - 185 as exhibits to the registration statement. Please refer to Item 601(b)(10) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Diane Fritz at 202-551-3331 or Ethan Horowitz at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing